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                                 Amendment to                   Exhibit (a)(9)

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
(Including the Associated Series A Junior Participating Preferred Stock Purchase
                                    Rights)

                                      of

                              Tylan General, Inc.
                                      at
                             $16.00 Net Per Share
                                      by
                             MCTG Acquistion Corp.
                         a wholly owned subsidiary of
                             Millipore Corporation

      The third sentence of the paragraph under the caption "Stock Options" in
Section 10 is amended to read in its entirety as follows:

The Company will have the right to amend the terms of any Company Stock Option which is an incentive stock option satisfying the requirements of Section 422 of the Code (an "Incentive Stock Option") outstanding on the date of the Merger Agreement so that it would be vested on the scheduled date of termination of the Offer and the Company will have the right to amend the terms of any Company Stock Option which is not an Incentive Stock Option outstanding on the date of the Merger Agreement so that it would become vested immediately prior to the Effective Time.

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